UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.            )*

OAKMONT ACQUISITION CORP.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

68831P106

(CUSIP Number)

Robert J. Skandalaris

33 Bloomfield Hills Parkway, Suite 155

Bloomfield Hills, Michigan 48304

(248) 593-8899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68831P106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Skandalaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,445,000
8 SHARED VOTING POWER 360,000
9 SOLE DISPOSITIVE POWER 1,445,000
10 SHARED DISPOSITIVE POWER 360,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,805,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 68831P106

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock (the “Common Stock”) of the following corporation (the “Issuer” or the “Company”):

Oakmont Acquisition Corp.

33 Bloomfield Hills Parkway, Ste. 240

Bloomfield Hills, Michigan 48304

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Robert J. Skandalaris, whose business address is 33 Bloomfield Hills Parkway, Suite 240, Bloomfield Hills, Michigan, 48304.

Mr. Skandalaris is currently the Chairman and Chief Executive Officer of the Company. Mr. Skandalaris is also currently employed as the Chairman of the Board and Director of Noble International, Ltd.

During the last five years, Mr. Skandalaris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Skandalaris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Skandalaris is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In April 2005, in connection with the Company’s formation, Mr. Skandalaris purchased 1,152,453 shares of Common Stock at an average purchase price of $0.0125 per share using personal funds (the “Management Shares”). Mr. Skandalaris subsequently contributed 360,000 shares of Common Stock to KrisLee & Associates, LLC, a limited liability company whose members are Mr. Skandalaris and his children, and 207,453 shares of Common Stock to QVM Oakmont Services LLC, an affiliate of Mr. Skandalaris of which Mr. Skandalaris is a managing member.

In August and October 2005, 1,153,799 warrants (the “Warrants”) to purchase Common Stock were purchased by Mr. Skandalaris and certain affiliated entities. Mr. Skandalaris may be deemed the beneficial owner of these Warrants. Each Warrant entitles the holder to purchase one share of Common Stock at a price of $5.00 per share. Mr. Skandalaris and his affiliates used personal funds to purchase these Warrants.

On May 17, 2007, Mr. Skandalaris purchased 500,000 shares of Common Stock through the open market for $5.73 per share using personal funds (the “Purchased Shares”).

Item 4.	Purpose of Transaction

The Purchased Shares were purchased to satisfy a closing condition under the Merger Agreement (as described below) and for investment purposes.

(a) Mr. Skandalaris may acquire additional securities of the Issuer or dispose of certain of his acquired securities from time to time in the open market or in private transactions.

(b) On April 30, 2007, the Company entered into an Amended and Restated Agreement and Plan of Merger with Brooke Corporation (“Brooke Corp.”) and Brooke Credit Corporation (“Brooke Credit”) (the “Merger Agreement”). Pursuant to the Merger Agreement, Brooke Credit will merge with and into the Company, with the Company surviving and the combined company renamed “Brooke Credit Corporation.” The combined company’s stockholders will be Brooke Corp. and the former Oakmont stockholders. All outstanding units, warrants and options of Oakmont and Brooke Credit, as applicable, will become outstanding units, warrants and options of the combined company with substantially identical terms, as adjusted to reflect the terms of the merger. Brooke Corp. will receive merger consideration of approximately 15.1 million shares of the combined company’s common stock with up to an additional 5.0 million shares issuable if the post-merger company achieves certain financial goals in 2007 and 2008. One of the closing conditions under the Merger Agreement requires Mr. Skandalaris to use reasonable best efforts to acquire up to 333,333 shares of Common Stock through the open market while not in possession of material nonpublic information. Mr. Skandalaris satisfied this condition upon purchasing the Purchased Shares.

CUSIP No. 68831P106

The proposed merger with Brooke Credit is expected to be consummated on or about July 17, 2007 after the required approval by the Company’s stockholders and the fulfillment of certain other closing conditions.

Pursuant to a Letter Agreement dated April 15, 2005 among the Company, Mr. Skandalaris and Morgan Joseph & Co. Inc., Mr. Skandalaris has agreed to vote all of the Management Shares in accordance with the majority of votes cast by holders of shares of Common Stock issued in the IPO in favor of a business combination.

Mr. Skandalaris intends to vote the Purchased Shares in favor of any proposal to approve the Merger Agreement and any related proposals necessary to effectuate the Merger Agreement when presented to the Company’s stockholders.

Except as set forth above and except as described below (including the agreements described in this Item 4), the Company has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional Common Stock of the Company, or the disposition of Common Stock of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Any changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of Common Stock of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity Common Stock of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Common Stock of the Issuer

Mr. Skandalaris beneficially owns an aggregate of 1,805,000 shares of the Common Stock, constituting approximately 17.1% of the shares outstanding as of May 17, 2007. Except as indicated below, Mr. Skandalaris has sole dispositive and voting power over such shares. Such Common Stock includes the following:

(i) 360,000 shares of Common Stock held by KrisLee & Associates, LLC. Mr. Skandalaris is the managing member of KrisLee & Associates, LLC, a limited liability company whose members are Mr. Skandalaris and his children.

(ii) 360,000 shares of Common Stock held by QVM Oakmont Services LLC. Mr. Skandalaris is a managing member of QVM Oakmont Services LLC. Mr. Skandalaris shares voting and dispositive control over these shares with the other managing member of QVM Oakmont Services LLC. QVM Oakmont Services LLC may distribute its shares to its members at a later date. To the extent such shares are not distributed to its members, they will be retained by QVM Oakmont Services LLC.

(iii) 500,000 shares of Common Stock were purchased by Mr. Skandalaris through the open market for $5.73 per share on May 17, 2007.

CUSIP No. 68831P106

The foregoing does not include 1,153,799 shares of Common Stock issuable upon exercise of the Warrants held by Mr. Skandalaris that are not currently exercisable and may not become exercisable within 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1.	Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2007, by and among Oakmont Acquisition Corp., Brooke Corporation and Brooke Credit Corporation (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K dated as of April 30, 2007 as filed by the Issuer with the Securities and Exchange Commission on May 3, 2007).

2.	Letter Agreement among the Company, Morgan Joseph & Co. Inc. and Robert J. Skandalaris dated April 15, 2005 (incorporated by reference from Exhibit 10.1 to Form S-1 as filed by the Issuer with the Securities and Exchange Commission on May 4, 2005).

CUSIP No. 68831P106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2007
Date

/s/ Robert J. Skandalaris
Robert J. Skandalaris